Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2007	2006

Earnings available to cover fixed charges:
Income before income taxes and cumulative effect of accounting change	$139	$150
Plus: Fixed charges	47	29
Amortization of capitalized interest	3	1
Less: Capitalized interest	6	2

Earnings available to cover fixed charges	$183	$178

Fixed charges(*):
Interest, including amortization of deferred financing costs	$41	$24
Interest portion of rental payments	6	5

Total fixed charges	$47	$29

Ratio of earnings to fixed charges	3.89x	6.14x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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